FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of March 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Techno Motor Holdings to Construct R&D Center in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on March 26, 2012, in Kyoto, Japan

Nidec Techno Motor Holdings to Construct R&D Center in Japan

Nidec Corporation (NYSE: NJ) (the “Company”) toady announced that one of its subsidiaries, Nidec Techno Motor Holdings Corporation (“NTMC”), will construct a research and development center named Fukui Technical Center in Fukui, Japan to bolster the development of motors for use in air conditioners and industrial applications.

1.

Purposes of Fukui Technical Center

NTMC currently develops, manufactures and sells small- and medium-sized motors for air conditioning systems, home appliances and industrial equipment. Under the ongoing framework, however, NTMC has operational overlaps with the Company in its approach to the home appliance motor market. To eliminate the existing product redundancies and streamline operational responsibilities, NTMC is now in the process of transferring its home appliance motor operations to the Company. The establishment of Fukui Technical Center is part of the integration process that enables NTMC to concentrate its resources on the development of globally competitive air conditioning and industrial motors with an extensive reach into emerging markets. In addition to forward-looking research and development efforts, Fukui Technical Center will undertake the design of mass-production lines and technical assistance for the manufacturing factories overseas.

The first-phase construction of Fukui Technical Center is scheduled to begin in August 2012, with completion slated for March 2013. Fukui Technical Center plans to commence operation with approximately 250 employees and, with hope to increase the number up to 500 through 2020, seeks to recruit 20-30 employees each year primarily for technical development positions. Designed to set aside sufficient space for future expansion, Fukui Technical Center eyes a second-phase construction on a scale comparable to the first phase, which would potentially expand its workforce to 750-800 employees.

Fukui Technical Center is within a 5-minute walk from JR Higashi-Obama Station, or a 5-minute drive from Obama Interchange of Maizuru-Wakasa Expressway.

2.

Outline of Fukui Technical Center (First-phase construction)

- Address:	33 Onyu, Obama-City, Fukui, Japan
- Lot area:	App. 45,000 square meters
- Total floor space:	App. 6,600 square meters
- Structure:	Research facility 3 stories above ground (app. 3,800 square meters) Testing facility 1 story above ground (app. 2,800 square meters)
- Total investment (planned):	App. 3.5 billion yen (app. 2.0 billion yen for buildings and app. 1.5 billion yen for experimental equipment)
- Construction Schedule (planned):	Groundbreaking August 2012 Completion March 2013

3.

Fukui Technical Center (Rendering)

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